Exhibit 99.1

DHT Holdings, Inc. reports second quarter 2014 results

HAMILTON, BERMUDA, August 27, 2014 – DHT Holdings, Inc. (NYSE:DHT) ("DHT" or the "Company") today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	2013	2012
Net Revenue1	14.5	17.9	27.8	11.2	10.3	61.6	86.4
EBITDA1,2	1.6	7.6	18.9	3.2	0.9	27.2	43.1
Adjusted Net Income1,3	(8.1)	(0.5)	11.5	(4.1)	(7.7)	(3.5)	6.0
Adjusted EPS3	(0.12)	(0.01)	0.48	(0.26)	(0.50)	(0.24)	0.39
Interest bearing debt	204.4	205.4	156.4	156.4	156.4	156.4	212.7
Cash	146.2	220.0	126.1	50.0	43.1	126.1	71.3
Dividend4	0.02	0.02	0.02	0.02	0.02	0.08	0.52
Fleet (dwt)5	4,499,720	4,179,670	2,376,149	1,776,349	1,776,349	1,776,349	2,086,315
Spot exposure6	61.3%	44.2%	41.7%	72.2%	83.1%	69.8%	31%
Unscheduled off hire6	0.29%	1.69%	0.83%	0	0.25%	0.61%	0.19%
Scheduled off hire6	3.3%	4.6%	0	2.4%	2.2%	1.13%	0.88%

Highlights of the quarter:

●	EBITDA for the quarter of $1.6 million and net loss for the quarter of $8.1 million ($0.12 per share).

●
Operating expenses reflects an increase in the operating fleet, three vessels undergoing intermediate surveys as well as upstoring and startup cost related to the delivery of DHT Condor, DHT Hawk and DHT Falcon in the first half of 2014.

●	The Company will pay a dividend of $0.02 per common share for the quarter payable on September 17, 2014 for shareholders of record as of September 9, 2014.

1 Net of voyage expenses. Q4 2013 and 2013 includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2 Adjusted for impairment charges of $100.5 million in 2012.
3 Adjusted for loss on sale of vessels in 2012, 2013 and Q2 2013, non-cash impairment charge in 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on November 29, 2013 and May 3, 2012 had been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
4 Per common share. Historical dividend per share adjusted for 12:1 reverse split.
5 Q1 and Q2 2014 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6 As % of total operating days in period.

●
The Company acquired a VLCC built in 2004 at Daewoo for $49.0 million which was delivered at the end of May 2014.  The Company financed the acquisition with cash on hand. The vessel completed its second special survey in July.

●
During the quarter the Company entered into firm commitments for the debt financing of four of its newbuildings ordered at Hyundai Heavy Industries. The financing equals about 50% of the contract prices with an average margin above Libor of 2.5%. Assuming a Libor of 0.25% the average total debt service (interest and installments) per vessel per day is estimated to about $11,100 in the first year after drawdown. The financing commitments are subject to final documentation. The Company views the debt market as favorable and will pursue raising financing for the remaining two vessels in due course.

●
The Company currently has a fleet of 7 VLCCs, 2 suezmaxes and 2 Aframaxes totaling 2,700,320 dwt in operation and 6 VLCC newbuildings totaling 1,799,400 dwt under construction. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html

Second Quarter 2014 Financials
We reported shipping revenues for the second quarter of 2014 of $19.4 million compared to shipping revenues of $19.5 million in the second quarter of 2013. A weaker market in the second quarter of 2014 was offset by an increase in the fleet in the 2014 period and the final settlement of $1.5 million related to claims filed against various affiliates of OSG which was recorded as shipping revenue in the second quarter 2014.

Voyage expenses for the second quarter of 2014 were $4.9 million, compared to voyage expenses of $9.2 million in the second quarter of 2013. The decrease was mainly due to fewer vessels trading in the spot market. Vessel operating expenses for the second quarter of 2014 were $10.1 million, compared to $7.2 million in the second quarter of 2013. The increase was due to an increase in the fleet, three vessels undergoing intermediate surveys during the quarter as well as upstoring and startup cost related to the delivery of DHT Condor, DHT Hawk and DHT Falcon in the first half of 2014.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $8.3 million for the second quarter 2014, compared to $6.3 million in the second quarter of 2013. The increase was due to an increase in the fleet.

General & administrative expense ("G&A") for the second quarter of 2014 was $2.8 million compared to $2.1 million in the second quarter of 2013. The increase in G&A for the second quarter of 2014 reflects high level of activity during the period in connection with business development and acquisition of vessels.

Net financial expenses for the second quarter of 2014 were $1.4 million, compared to $2.3 million in the second quarter of 2013.  The second quarter of 2013 included a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Agreement.

We had a net loss in the second quarter of 2014 of $8.1 million, or $0.12 per diluted share, compared to a loss of $7.7 million, or $0.50 per diluted share in the second quarter of 2013.

Net cash used by operating activities for the second quarter of 2014 was $0.2 million compared to net cash used for operating activities for the second quarter of 2013 of $6.4 million.  The improvement is mainly related to a decline in accounts receivables in the second quarter of 2014 of $1.9 million compared to an increase in accounts receivables of $3.4 million in the second quarter of 2013.

Net cash used by investing activities for the second quarter of 2014 was $71.0 million mainly related to the acquisition of one VLCC totaling $49.0 million and pre-delivery installments of $18.5 million related to VLCC newbuildings ordered.

As of June 30, 2014, the Company had made $132.6 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $152.6 million are due with $38.5 million in 2014, $76.5 million in 2015 and $37.6 million in 2016. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The Company views the debt market as favorable and will pursue debt financing for the remaining two vessels in due course.

Net cash used by financing activities for the second quarter of 2014 was $2.5 million, compared to $47.6 million used for the prior-year period. In the second quarter of 2013 we made repayment of long term debt totaling $47.3 million.

At the end of the second quarter of 2014, our cash balance was $146.2 million, compared to $43.1 million at the end of the second quarter 2013.

We declared a cash dividend of $0.02 per common share for the second quarter of 2014 payable on September 17, 2014 for shareholders of record as of September 9, 2014. When determining the dividend our Board has taken into account the general business conditions.

As of June 30, 2014, we had 69,433,163 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. As of the date of our most recent compliance certificates submitted for the second quarter of 2014, we remain in compliance with our financial covenants. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

First half 2014 Financials
We reported shipping revenues for the first half of 2014 of $43.9 million compared to shipping revenues of $38.7 million in the first half of 2013. The increase was due to a larger fleet, improvement in rates and the final settlement of $1.5 million related to claims filed against various affiliates of OSG which was recorded as shipping revenue in the second quarter 2014.

Voyage expenses for the first half of 2014 were $11.5 million, compared to voyage expenses of $16.1 million in the first half of 2013. The decrease was mainly due to fewer vessels trading in the spot market. Vessel operating expenses for the first half of 2014 were $17.6 million, compared to $12.5 million in the first half of 2013. The increase was due to an increase in the fleet, vessels undergoing intermediate surveys during the 2014 period as well as upstoring and startup cost related to the delivery of DHT Condor, DHT Hawk and DHT Falcon in the first half of 2014.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $15.3 million for the first half of 2014, compared to $13.3 million in the first half of 2013. The increase was due to an increase in the fleet.

General & administrative expense ("G&A") for the first half of 2014 was $5.5 million compared to $4.3 million in the first half of 2013. The increase in G&A for the first half of 2014 reflects high level of activity during the period in connection with equity offering, acquisition of vessels, business development and ordering of newbuildings.

Net financial expenses for the first half of 2014 were $2.5 million, compared to $3.2 million in the first half 2013.  The first half of 2013 included a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Agreement.

We had a net loss in the first half of 2014 of $8.5 million, or $0.13 per diluted share, compared to a loss of $11.5 million, or $0.74 per diluted share in the first half of 2013.

Net cash provided by operating activities for the first half of 2014 was $9.9 million compared to net cash provided by operating activities for the first half of 2013 of $7.8 million.

Net cash used by investing activities for the first half of 2014 was $249.1 million mainly related to the acquisition of three VLCCs totaling $148.0 million and pre-delivery installments of $95.4 million related to VLCC newbuildings ordered.

As of June 30, 2014, the Company had made $132.6 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $152.6 million are due with $38.5 million in 2014, $76.5 million in 2015 and $37.6 million in 2016. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The Company views the debt market as favorable and will pursue debt financing for the remaining two vessels in due course.

Net cash provided by financing activities for the first half of 2014 was $259.3 million, compared to $56.8 million used for the first half of 2013. In the first half of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the first half of 2013 we made a repayment of long term debt totaling $56.3 million.

As of June 30, 2014, our cash balance was $146.2 million, compared to $43.1 million as of June 30, 2013.

As of June 30, 2014, we had 69,433,163 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. As of the date of our most recent compliance certificates submitted for the second quarter of 2014, we remain in compliance with our financial covenants. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT on Thursday August 28, 2014, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 212 444 0412 within the United States, 23500486 within Norway and +44 20 3427 1909 for international callers. The passcode is "DHT".  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through September 1, 2014.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 1713091# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2014

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	June 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents		$146,224	$126,065
Accounts receivable	8	12,231	16,951
Prepaid expenses		1,574	230
Bunkers		6,466	2,825
Total current assets		$166,495	$146,072

Non-current assets
Vessels	5	401,261	263,142
Advances for vessels under construction	5	132,753	37,095
Other property, plant and equipment		233	291
Total non-current assets		$534,247	$300,527

Total assets		$700,742	$446,599

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		8,179	3,529
Current portion long term debt		6,469	-
Deferred Shipping Revenues		1,231	2,271
Total current liabilities		$15,879	$5,800

Non-current liabilities
Long term debt	4	196,157	156,046
Total non-current liabilities		$196,157	$156,046

Total liabilities		$212,036	$161,846

Stockholders' equity
Stock	6,7	694	291
Additional paid-in capital	6,7	707,361	492,027
Retained earnings/(deficit)		(221,990)	(210,682)
Other Reserves		2,642	3,118
Total stockholders equity		488,707	284,753

Total liabilities and stockholders' equity		$700,742	$446,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		2Q 2014	2Q 2013	1H 2014	1H 2013
	Note	Apr. 1 - June 30, 2014	Apr. 1 - June 30, 2013	Jan. 1 - June 30, 2014	Jan. 1 - June 30, 2013
Shipping revenues		$19,368	19,498	43,868	38,741

Operating expenses
Voyage expenses		(4,873)	(9,225)	(11,511)	(16,103)
Vessel operating expenses		(10,094)	(7,158)	(17,635)	(12,531)
Depreciation and amortization	5	(8,330)	(6,322)	(15,330)	(13,325)
Profit /( loss), sale of vessel	5	-	(77)	-	(669)
General and administrative expense		(2,793)	(2,108)	(5,525)	(4,287)
Total operating expenses		$(26,090)	(24,890)	(50,001)	(46,914)

Operating income		$(6,723)	(5,392)	(6,133)	(8,173)

Interest income		251	34	280	102
Interest expense		(1,461)	(2,017)	(2,662)	(2,861)
Other Financial income/(expenses)		(193)	(284)	(89)	(459)
Profit/(loss) before tax		$(8,126)	(7,659)	(8,604)	(11,391)

Income tax expense		70	(88)	70	(88)
Net income/(loss) after tax		$(8,056)	$(7,747)	(8,534)	$(11,479)
Attributable to the owners of parent		$(8,056)	$(7,747)	(8,534)	$(11,479)

Basic net income/(loss) per share		(0.12)	(0.50)	(0.13)	(0.74)

Weighted average number of shares (basic)		69,418,410	15,460,067	63,281,581	15,440,413

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit / ( loss) for the period		$(8,056)	$(7,747)	(8,534)	$(11,479)

Other comprehensive income:		-	-	-	-

Total comprehensive income for the period		$(8,056)	(7,747)	(8,534)	(11,479)

Attributable to the owners of parent		$(8,056)	$(7,747)	(8,534)	$(11,479)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q2 2014	Q2 2013	1H 2014	1H 2013
	Note	Apr. 1 - Jun. 30, 2014	Apr. 1 - Jun. 30, 2013	Jan. 1 - Jun. 30, 2014	Jan. 1 - Jun. 30, 2013
Cash Flows from Operating Activities:
Net income / ( loss)		$(8,056)	(7,747)	(8,534)	(11,479)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	8,461	6,853	15,549	13,948
(Profit) / loss, sale of vessel	5	-	77	-	669
Fair value gain/(loss) on derivative financial instruments		-	(0)	-	(772)
Compensation related to options and restricted stock		495	402	(476)	2,138
Changes in operating assets and liabilities:
Accounts receivable		1,907	(3,372)	4,720	(2,586)
Prepaid expenses		(272)	4	(1,344)	260
Accounts payable and accrued expenses		(2,169)	(2,576)	4,651	(2,383)
Deferred income		-	-	-	6,894
Prepaid charter hire		(1,541)	(95)	(1,040)	929
Bunkers		969	13	(3,642)	209
Net cash provided by operating activities		$(206)	(6,439)	9,885	7,827

Cash Flows from Investing Activities:
Investment in vessels	5	(71,001)	(641)	(249,041)	(1,441)
Sale of vessels		-	22,233	-	22,233
Investment in property, plant and equipment		(11)	27	(11)	27
Net cash used in investing activities		$(71,012)	21,618	(249,052)	20,819

Cash flows from Financing Activities
Issuance of stock	6.7	(152)	-	215,737	-
Cash dividends paid	7	(1,388)	(277)	(2,773)	(563)
Issuance of long term debt	4	-	-	47,361	-
Repayment of long-term debt	4	(1,000)	(47,300)	(1,000)	(56,300)
Net cash provided by/(used) in financing activities		$(2,540)	(47,577)	259,325	(56,863)

Net increase/(decrease) in cash and cash equivalents		(73,759)	(32,398)	20,158	(28,217)
Cash and cash equivalents at beginning of period		219,982	75,483	126,065	71,303
Cash and cash equivalents at end of period		$146,224	$43,084	146,224	$43,084

Specification of items included in operating activities:
Interest paid		1,324	1,385	2,204	2,169
Interest received		174	6	203	10

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock

				Paid-in			Paid-in		Reserves
				Additional			Additional	Retained			Total
		Shares	Amount	Capital	Shares	Amount	Capital	Earnings			equity
Balance at January 1, 2013		$9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$		$180,997
Net income/(loss) after tax								(11,479)			(11,479)
Other comprehensive income											-
Total comprehensive income								(11,479)			(11,479)
Cash dividends declared and paid	7							(563)			(563)
Issue of stock											-
Exchange of preferred stock		168,130	2	1,114	(9,890)		(1,317)				(202)
Compensation related to options and restricted stock		70,576	1	201						2,138	2,339
Balance at June 30, 2013		9,379,583	$94	$338,270	359,472	$4	$47,887	(217,300)		$2,138	$171,093

	CommonStock			Preferred Stock

			Paid-in			Paid-in		Reserves
			Additional			Retained			Total
	Shares	Amount	Capital	Shares	Amount	Capital	Earnings		equity
Balance at January 1, 2014	29,040,975	$290	$447,393	97,579	$1	$44,634	(210,683)	$3,118	$284,753
Net income/(loss) after tax							(8,534)		(8,534)
Other comprehensive income									-
Total comprehensive income							(8,534)		(8,534)
Cash dividends declared and paid							(2,773)		(2,773)
Issue of stock	30,300,000	303	215,430		-				215,733
Exchange of preferred stock	9,757,900	98	44,537	(97,579)	(1)	(44,634)			-
Compensation related to options and restricted stock	334,288	3						(476)	(473)
Balance at June 30, 2014	69,433,163	$694	$707,361	-	$-	$-	(221,990)	$2,642	$488,707

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2014

Note 1 – General information
DHT Holdings, Inc. ("DHT" or the "Company") is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company's principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company's Board of Directors (the "Board") on August 27, 2014 and authorized for issue on August 27, 2014.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT's audited consolidated financial statements included in its Annual Report on Form 20-F for 2013. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB").

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2013 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2014 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRIC 21	Levies
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
IAS 32	Offsetting Financial Assets and Financial Liabilities
IAS 36	Recoverable amount Disclosures for Non-Financial Assets
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

Note 3 – Segment reporting
Since DHT's business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:

As of June 30, 2014, six of the Company's 11 vessels were on charter, pursuant to time charters to different customers for periods up to 12 months. One vessel operate in a commercial pool and four vessels operated in the spot market.

For the period from April 1, 2014 to June 30, 2014, five customers represented $3.1 million, $2.8 million, $2.4 million, $2.0 million and $1.8 million, respectively, of the Company's revenues. For the period from April 1, 2013 to June 30, 2013, five customers represented $3.5 million, $2.6 million, $2.2 million, $1.9 million and $1.8 million, respectively, of the Company's revenues.

Note 4 – Interest bearing debt
As of June 30, 2014, DHT had interest bearing debt totaling $204.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00%, $24.8 million is priced at Libor+2.75% and $48.0 million is priced at Libor + 3.25%. Interest is payable quarterly in arrears. As of June 30, 2014, three month Libor was 0.23%.

In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by an approved broker).

In April 2013 the Company's wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland ("RBS") whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime's financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the "Value-to-Loan Ratio" will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

As of the date of our most recent compliance certificates submitted for the first quarter of 2014, we remain in compliance with our financial covenants.

Scheduled debt repayments (USD million)

	July 1 to
	Sept. 30, 2014	2014	2015	2016	*	2017	Thereafter	Total
RBS*	-	-	-	-		113.3	-	113.3
DVB	-	-	2.4	15.9		-	-	18.4
DNB - Eagle			2.5	22.3				24.8
DNB - Hawk/Falcon	1.0	1.0	4.0	4.0		4.0	34.0	48.0
Total	1.0	1.0	8.9	42.2		117.3	-	204.4
Unamortized upfront fees								1.8
Total long term debt								202.6
*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

The Company has entered into firm commitments for the debt financing of four of its newbuildings ordered at HHI. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.5%. The financing commitments are subject to final documentation.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the "value in use" method as of June 30, 2014.

In assessing "value in use", the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the second quarter of 2014. The impairment test has been performed using an estimated weighted average cost of capital of 8.86%.

Cost of Vessels		Depreciation and impairment*
At January 1, 2013	$613,558	At January 1, 2013	$303,535
Additions	2,120	Depreciation expense	26,091
Disposals	(49,866)	Disposals	(26,956)
At December 31, 2013	$565,812	At December 31, 2013	$302,670
Additions**	153,382	Depreciation expense	15,263
Disposals	0	Disposals	0
At June 30, 2014	$719,194	At June 30, 2014	$317,933

Carrying Amount
At December 31, 2013	$263,142
At June 30, 2014	$401,261
*Accumulated numbers
**Relates to the acquisition of the DHT Hawk, DHT Falcon and DHT Condor all of which had no charters attached and the docking of the DHT Cathy.

Vessels under construction
During the first quarter of 2014 we entered into agreements with HHI for the construction of four VLCCs with contract prices of $92.7 million, $97.3 million, $98.8 million and $98.8 million, respectively and paid 20% pre-delivery installment relating to these vessels totaling $76.9 million.

Cost of vessels under construction
At January 1, 2013	$0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095
Additions	95,658
Disposals	0
At June 30, 2014	$132,753

Carrying Amount
At December 31, 2013	$37,095
At June 30, 2014	$132,753

The following table is a timeline of future expected payments and dates relating to vessels under construction as of June 30, 2014*:

Vessels under construction (USD million)	June 30, 2014	Dec. 31, 2013
Not later than one year	67.7	18.5
Later than one year and not later than three years	372.9	129.8
Later than three years and not later than five years	-	-
Total	440.6	148.3
*These are estimates only and are subject to change as construction progresses.

Note 6 – Equity Offerings

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement  pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the "Private Placement"). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offering
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.9 million.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at June 30, 2014	69,433,163	-
Par value	$0.01	$0.01
Number of shares authorized for issue at June 30, 2014	150,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio.

Dividend payment as of June 30, 2014:
Payment date:	Total payment	Per common share
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of June 30, 2014:	$ 2.8 million	$0.04

Dividend payment as of December 31, 2013:
Payment date:	Total payment	Per common share
November 21, 2013	$ 0.3 million	$0.02
August 28, 2013	$ 0.3 million	$0.02
May 23, 2013	$ 0.3 million*	$0.02
February 19, 2013	$ 0.3 million**	$0.02
Total payment as of December 31, 2013:	$ 1.2 million	$0.08
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Note 8 – Accounts receivable
A significant part of the accounts receivable as of June 30, 2014 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2013 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company's principal financial liability consists of long-term debt with the main purpose being to finance the Company's assets and operations. The Company's financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company's senior management oversees the management of these risks.

Note 10 – Subsequent Events

Dividend
On August 27, 2014 the Board approved a dividend of $0.02 per common share related to the second quarter 2014 to be paid on September 17, 2014 for shareholders of record as of September 9, 2014.